

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

Via E-mail
Mr. Stephen B. Hughes
Chairman and Chief Executive Officer
Boulder Brands, Inc.
115 West Century Boulevard, Suite 260
Paramus, New Jersey 07652

>   **Re: Boulder Brands, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2012**
>   **Filed February 28, 2013**
>   **Response Letter dated February 5, 2014**
>   **File No. 001-33595**

Dear Mr. Hughes:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements

Note 18 - Segment Information, page F-28

1.   We have read your response to prior comment 1, indicating you do not regard your individual brands to be operating segments. You indicate that individuals other than the CODM are responsible for brands within the operating segments and that no measures of profitability are presented to the CODM below the reportable segment level. However, we understand your segments are comprised of brands that are characterized as core products or growth platforms, such as Udi's, Glutino and Earth Balance which you have identified as growth platforms, and that some emphasis has been placed on brand performance in correspondence with shareholders, such as your mention that a key

financial and strategic accomplishment in 2012 was the improved gross margin for the Glutino business by 590 basis points to 31.5%.

Although we understand that you do not consider brands to be operating segments, and you believe this is consistent with the manner by which you view the CODM function, given the economic distinctions that are prevalent among brands within your segments, and that communications by management to the investing community reference brand profitability, we would like to better understand your process of segment identification. As such please confirm that you have submitted copies of all financial information viewed by the CODM covering all business activities and operating results for the year ended December 31, 2012 and the quarter ended September 30, 2013, and clarify how the CODM was apprised of the aforementioned strategic accomplishment measures of profitability, if individual brands results are not amongst these reports.

As you may know, the guidance in FASB ASC 280-10-50-38 and 40 requires revenues to be reported for each product or group of similar products when this information is not part of the reportable operating segment disclosures. As we consider your position on segment reporting, we would like to understand how you would propose to address the revenue-by-product disclosure requirement if more detailed segment information is not provided. We note that you have distinctions according to brands, but also a variety of product types within the brands and therefore expect that you have some alternatives in grouping products to satisfy this disclosure obligation.

However, given your disclosures about core products and growth platforms, and emphasis on brand sales and margin in the communication mentioned above, it is unclear whether reporting sales based on groups of products other than brands would provide investors comparable insight. Please submit the revisions that you propose.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief